Exhibit 99.4

Park Ha Biological Technology Co., Ltd.

Incorporated in the Cayman Islands with company number 394659

(the Company)

Written resolutions by the sole shareholder of Class B Ordinary Shares of the Company

The sole shareholder of Class B Ordinary Shares of the Company passes the resolutions set out below. Capitalised terms not otherwise defined in these resolutions shall have the meanings given to them in the Company’s current amended and restated articles of association (the Articles).

Background

It is noted that:

The Company proposes to ask the sole shareholder to approve the variation of the rights of shares in the Company so that each holder of Class B Ordinary Shares shall be entitled to exercise 100 votes for each Class B Ordinary Share they hold (the Class B Variation).

To effect the Class B Variation, Article 6 provides that if, at any time, the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied:

by, or with the approval of, the Directors without the consent of the holders of the Shares of that class if the Directors determine that the variation or abrogation is not materially adverse to the interests of those Shareholders; or

with the consent in writing of the holders of two-thirds of the issued Shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis mutandis, apply, but so that the necessary quorum shall be one or more persons holding or representing by proxy one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

The Company proposes to hold

an extraordinary general meeting of holders of Class A Ordinary Shares (the Class A EGM), at which, among other things, holders of Class A Ordinary Shares will be asked to pass a Special Resolution consenting to the Class B Variation in accordance with Article 6.2; and

an extraordinary general meeting of all shareholders (the EGM), at which, among other things, shareholders will be asked to pass a Special Resolution adopting amended and restated articles of association in substitution for, and to the exclusion of, the Articles which shall reflect (among other things) the Class B Variation.

It is proposed that the sole shareholder of Class B Ordinary Shares consents to the Class B Variation by written resolution passed in accordance with Article 6.2(b) prior to the EGM.

Resolution

It is resolved, as a Special Resolution in accordance with Article 6.2(b), that the variation of the rights attaching to Class B Ordinary Shares resulting from the number of votes holders of Class B Ordinary Share are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share she holds is approved.

Name: ZHANG Xiaoqiu	Date signed